EXHIBIT 13

Business of Southern Community Bancshares, Inc.

Southern Community Bancshares, Inc. (the "Holding Company"), a unitary savings and loan holding company incorporated under the laws of the State of Delaware, owns all of the issued and outstanding common shares of First Federal Savings and Loan Association of Cullman, a savings and loan association chartered under federal law (the "Association"). In December 1996, the Holding Company acquired all of the common shares issued by the Association upon its conversion from a mutual savings and loan association to a stock savings and loan association (the "Conversion"). Since its formation, the Holding Company's activities have been limited primarily to holding the common shares of the Association.

As a savings and loan holding company, the Holding Company is subject to regulation, supervision, and examination by the Office of Thrift Supervision (the "OTS") of the United States Department of the Treasury. As a savings and loan association incorporated under federal law, the Association is subject to regulation, supervision, and examination by the OTS. The Association is also a member of the Federal Home Loan Bank (the "FHLB") of Atlanta.

Selected Financial Information and Other Data:

	September 30,		
	2000	1999	1998
	(Dollars in thousands)		
Total amount of:			
Assets	**$64,212**	$62,785	$66,820
Cash and interest-bearing time deposits in banks	**2,604**	4,118	9,591
Investment securities	**8,059**	8,149	3,553
Mortgage-backed securities	**2,688**	3,945	6,876
Loans receivable, net	**49,211**	44,838	45,846
Deposits	**55,231**	53,904	55,557
Equity	**8,723**	8,652	11,101

Summary of Earnings:

	Year Ended September 30,		
	2000	1999	1998
	(Dollars in Thousands)		
Interest income	**$4,783**	$4,827	$5,236
Interest expense	**2,250**	2,211	2,426
Net interest income	**2,533**	2,616	2,810
Provision for loan losses	**0**	0	0
Net interest income after provision for loan losses	**2,533**	2,616	2,810
Non-interest income, net	**293**	165	180
Non-interest expense, net	**1,886**	1,808	1,701
Income before provision for income taxes	**940**	973	1,289
Income tax expense	**342**	391	466
Net income	**$ 598**	$ 582	$ 823
Basic earnings per share	**$.83**	$.70	$.91
Diluted earnings per share	**$.78**	$.67	$.87

Selected Financial Ratios:

	Year Ended September 30,		
	2000	1999	1998
	(Dollars in thousands)		
Performance ratios:			
Return on average assets	.9%	.9%	1.2%
Return on average equity	7.2	6.9	6.8
Interest rate spread (1)	3.5	3.6	3.4
Net interest margin (2)	4.0	4.1	4.1
Ratio of noninterest expenses to average assets	2.9	2.7	2.4
Average equity to average assets	12.8	12.8	17.3
Average interest-earning assets to average interest-bearing liabilities	113.9	113.2	120.3
Assets quality ratios:			
Nonperforming assets to total assets (3)	.3	.3	.2
Nonperforming loans to total loans (3)	.2	.3	.2
Allowance for loan losses to total loans	1.6	1.7	1.7
Allowance for loan losses to nonperforming loans (3)	729.6	557.9	763.9

(1)   Interest rate spread represents the difference between the weighted average yield on interest-earning assets and weighted average rate paid on interest-bearing liabilities.

(2)   Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.

(3)   Nonperforming loans consist of nonaccrual loans and accruing loans 90 days or more delinquent and nonperforming assets consist of nonperforming loans and real estate owned.

COMMON STOCK DATA

The Company's common stock began trading on the NASDAQ on December 23, 1996, under the symbol "SCBS." At September 30, 2000, there were 977,074 shares of the common stock outstanding and approximately 300 stockholders of record. The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the fiscal quarters indicated.

	Price Per Share		Dividends Per Share	
	High	Low	Regular	Special
Fiscal 2000:				
First quarter	$ 8.50	$7.13	$0.0825	$0.00
Second quarter	11.50	9.00	0.0825	0.00
Third quarter	9.63	9.25	0.0825	0.00
Fourth quarter	9.25	8.00	0.0825	0.00
Fiscal 1999:				
First quarter	$17.25	$12.00	$0.0000	$2.50
Second quarter	13.25	11.25	0.0825	0.00
Third quarter	11.63	9.75	0.0825	0.00
Fourth quarter	10.25	9.75	0.0825	0.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The principal business of the Association consists of accepting deposits from the general public and investing those funds in loans secured by one- to four-family residential properties located in the Association's primary market area and loans for other general purposes to individuals and businesses. The Association's securities portfolio consists primarily of U.S. Treasury notes and government agency securities and mortgage-backed securities.

The Association's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits outstanding during the same period and interest rates paid on such deposits. The Association's earnings are also affected by provisions for loan losses, service charges, and other noninterest income, operating expenses, and income taxes.

The Association is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing, and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, and the level of personal income and savings within the Association's market. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions, and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds, and various other items. Sources of funds for lending activities of the Association include deposits and income provided from operations.

Forward Looking Statements

This report contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "seek," and "intend," and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, projections of income or loss, expenditures, acquisitions, plans for future operations, financing needs or plans relating to services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risk and uncertainties, some of which cannot be predicted or qualified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the results of revisions which may be made to forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Changes in Financial Condition

At September 30, 2000, the Company's assets totaled $64.2 million, as compared to $62.8 million at September 30, 1999. Total assets increased by $1.4 million or 2.27% from September 30, 1999 to September 30, 2000. The increase in total assets during this period resulted from an increase in loans receivable of $4.4 million. The increase in loans receivable was offset by a decrease in total mortgage-backed securities of $1.3 million, a decrease of $1.3 million in interest bearing deposits and the purchase of $482,000 in treasury stock.

During the fiscal year ended September 30, 2000, total deposits increased by $1.3 million, or 2.5%, to $55.2 million, and total equity increased by $71,000.

Results of Operations for the Years Ended September 30, 2000, 1999, and 1998

The Company had net income of $598,000 for the year ended September 30, 2000 compared to net income of $582,000 for the year ended September 30, 1999. The $16,000 increase in net income represented a 2.7% increase over fiscal 1999. The Company's net income of $582,000 for the fiscal year ended September 30, 1999 represented a decrease of $241,000 or 29.3%, from fiscal 1998. The increase from fiscal 1999 to fiscal 2000 was primarily the result of an increase in noninterest income.

Total interest income decreased by $44,000, or .9%, in fiscal year ended September 30, 2000 compared to fiscal year ended September 30, 1999. Total interest income decreased by $410,000, or 7.8%, during the fiscal year ended September 1999 compared to fiscal 1998. The decrease was primarily the result of a decrease in interest on mortgage-backed and related securities and other interest income.

Total interest expense increased by $40,000, or 1.8%, during fiscal year ended September 30, 2000 compared to fiscal 1999. Total interest expense decreased by $215,000, or 8.9%, in fiscal year ended September 30, 1999 compared to fiscal 1998 due primarily to market conditions.

Net Interest Income

The Company's net interest income is determined by its interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income decreased by $83,000, or 3.2%, in the fiscal year ended September 30, 2000 compared to fiscal 1999. Interest income from other interest earning assets decreased $252,000 in 2000 as the average balance of other interest bearing assets decreased.

Net interest income decreased by $194,000, or 6.9%, in the fiscal year ended September 30, 1999 compared to fiscal 1998. The decrease was due primarily to a decrease in average interest earning assets as a result of the payment of special dividends in 1999.

Provision for Loan Losses

The Association did not record a provision for loan losses during the fiscal years ended September 30, 2000, 1999, or 1998. Favorable charge-off experience has not warranted additions to the allowance.

The Association's methodology for evaluating the adequacy of its allowance for loan losses, which conforms with GAAP, considers collateral valuation, changes in the loan portfolio mix, and certain economic indicators, causing it to be a leading indicator of inherent risk in the loan portfolio. The methodology incorporates economic indicators such as growth in personal income and unemployment rates as well as other economic indicators affecting the Association's market area and considers higher risk loan groups, including growth in the Association's consumer and multi-family and non-residential loan portfolios. Commercial and consumer loans traditionally have higher rates of default and are secured by collateral that often depreciates or is less liquid than the real estate securing mortgage loans.

Non-Interest Income

Non-interest income increased to $294,000 in fiscal 2000. Non-interest income amounted to $165,000 for the fiscal year ended September 30, 1999 compared to $180,000 for fiscal 1998. The primary difference in non-interest income between fiscal 2000 and fiscal 1999 was the addition of fees on deposit accounts, while differences between fiscal 1999 and fiscal 1998 were from reductions in existing fees on deposit accounts.

Non-Interest Expense

Non-interest expense increased $79,000 to $1.9 million during the fiscal year ended September 30, 2000. Non-interest expense amounted to $1.8 million for the fiscal year ended September 30, 1999 compared to $1.7 million for fiscal 1998. The primary reason for the increase in non-interest expenses in fiscal 2000 was a conversion to a new computer system during fiscal 2000.

Income Taxes

The provisions for income taxes were $342,000, $391,000, and $466,000 in fiscal 2000, 1999, and 1998, respectively. The changes in such respective amounts are consistent with the fluctuations in levels of income before income taxes of the Company during those fiscal years of $940,000, $973,000, and $1,289,000, respectively.

Liquidity and Capital Resources

The Association is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 2000, the Association's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

Cash was generated by the Association's operating activities during the years ended September 30, 2000 and 1999 primarily as a result of net income. The adjustments to reconcile net income to cash provided by operating activities during the periods presented consisted primarily of amortization of unearned compensation and premiums and discounts, proceeds from the sale of loans, and increases or decreases in interest and dividends receivable, prepaid income taxes, accrued interest payable, and accrued expenses and other liabilities. The primary investing activity of the Association is lending, which is funded with cash provided by operations, as well as principal collections and maturities of interest-bearing deposits in banks. For additional information about cash flows from the Association's operating, financing, and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

At September 30, 2000, the Association had outstanding $195,000 in the undisbursed portion of mortgage loans. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2001 was $26.3 million. The Association believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If the Association requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Atlanta ("FHLB") are available as an additional source of funds.

The Association is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated thereunder by the OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based requirement. At

September 30, 2000, the Association's tangible and core capital totaled $8.8 million, or 13.7% of adjusted total assets, which exceeded the minimum requirements at that date by approximately $7.9 million and $6.3 million, respectively. The Association's risk-based capital totaled $9.3 million at September 30, 2000, or 23.6% of risk-weighted assets, which exceeded the current requirement of 8% by approximately $6.2 million.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Average Balance, Interest, and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balances of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at September 30, 2000 and 1999 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Year Ended September 30,					
	2000			1999		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Interest-bearing deposits in other financial institutions	$ 3,553	$ 138	3.88%	$ 8,213	$ 390	4.75%
Investment securities and FHLB stock	8,198	504	6.15	5,308	325	6.12
Mortgage-backed securities	3,314	207	6.25	5,334	294	5.52
Loans receivable	47,755	3,934	8.24	45,183	3,818	8.45
Total interest-earning assets	62,820	4,783	7.61	64,038	4,827	7.54
Non-interest-earning assets	2,181			1,439		
Total assets	$65,001			$65,477		
Interest-bearing liabilities	$55,144	2,250	4.08	$56,595	2,211	3.90
Non-interest-bearing liabilities	1,537			525		
Total liabilities	56,681			57,120		
Equity	8,320			8,357		
Total liabilities and retained earnings	$65,001			$65,477		
Net interest income		$2,533			$2,616	
Interest rate spread			3.53%			3.64%
Net interest margin (net interest income as a percentage of average interest-earning assets)			4.03%			4.09%
Average interest-earning assets to average interest-bearing liabilities			113.92%			113.15%

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Association for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior period rate) and (ii) changes in rates (change in rate multiplied by prior period volume). Changes in rate-volume (changes in rate multiplied by changes in volume) are allocated proportionately between changes in volume and changes in rates.

| | Year Ended September 30, | | | | | |
| | 2000 Compared to 1999 | | | 1999 Compared to 1998 | | |
	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume	Total Increase (Decrease)	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume	Total Increase (Decrease)
			(In thousands)			
Interest income attributable to:						
Interest-bearing deposits in other financial institutions	$ (61)	$(191)	$(252)	$ (33)	$ (60)	$ (93)
Investment securities	2	178	180	21	(110)	(89)
Mortgage-backed securities	46	(133)	(87)	(21)	(66)	(87)
Loans receivable	(233)	350	117	(115)	(26)	(141)
Total interest income	(246)	204	(42)	(148)	(262)	(410)
Interest expense attributable to:						
Deposits	92	(52)	40	(213)	(11)	(224)
Increase (decrease) in net interest income	$(338)	$ 256	$ (82)	$ 65	$(251)	$(186)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Southern Community Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of **SOUTHERN COMMUNITY BANCSHARES, INC.** (a Delaware corporation) as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bancshares, Inc. as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Birmingham, Alabama
October 28, 2000

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2000 AND 1999

ASSETS

	2000	1999
CASH AND DUE FROM BANKS	$ 802,378	$ 1,036,184
INTEREST BEARING DEPOSITS IN BANKS	1,801,750	3,082,242
INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair value	8,059,232	7,650,923
MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE, at fair value	2,486,198	3,692,071
INVESTMENT SECURITIES HELD-TO-MATURITY, fair value of $0 and $497,023, respectively	0	498,271
MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY, fair value of $204,039 and $258,468, respectively	201,611	253,163
LOANS RECEIVABLE, net	49,210,951	44,837,884
ACCRUED INTEREST RECEIVABLE	429,816	466,096
PREMISES AND EQUIPMENT, net	685,319	315,548
DEFERRED TAX ASSET	294,350	329,327
OTHER ASSETS	240,132	623,108
Total assets	$64,211,737	$62,784,817

LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS	$55,231,179	$53,904,055
ACCRUED INTEREST PAYABLE	106,445	83,261
ACCRUED EXPENSES AND OTHER LIABILITIES	151,601	145,516
Total liabilities	55,489,225	54,132,832
COMMITMENTS AND CONTINGENCIES (Note 11)		
PREFERRED STOCK, par value $.01, 100,000 shares authorized, no shares issued	0	0
COMMON STOCK, par value $.01 per share, 3,000,000 shares authorized, 1,137,350 shares issued	11,374	11,374
ADDITIONAL PAID-IN CAPITAL	10,828,602	10,820,832
RETAINED EARNINGS, substantially restricted	3,430,005	3,157,745
UNEARNED COMPENSATION	(3,555,576)	(3,816,655)
TREASURY STOCK, at cost, 160,276 and 112,136 shares, respectively	(1,937,069)	(1,454,862)
ACCUMULATED OTHER COMPREHENSIVE LOSS, net of deferred taxes	(54,824)	(66,449)
Total stockholders' equity	8,722,512	8,651,985
Total liabilities and stockholders' equity	$64,211,737	$62,784,817

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

	2000	1999	1998
INTEREST INCOME:			
Interest and fees on loans	**$3,934,242**	$3,817,834	$3,958,307
Interest and dividends on investment securities	**503,981**	324,655	413,368
Interest on mortgage-backed and related securities	**206,498**	294,300	381,347
Other interest income	**138,230**	389,810	483,187
Total interest income	**4,782,951**	4,826,599	5,236,209
INTEREST EXPENSE—DEPOSITS	**2,250,248**	2,210,554	2,426,019
Net interest income before provision for loan losses	**2,532,703**	2,616,045	2,810,190
PROVISION FOR LOAN LOSSES	**0**	0	0
Net interest income after provision for loan losses	**2,532,703**	2,616,045	2,810,190
NONINTEREST INCOME:			
Service charges on deposit accounts	**240,019**	147,018	175,677
Other	**53,714**	18,092	4,120
Total non-interest income	**293,733**	165,110	179,797
NONINTEREST EXPENSE:			
Compensation and benefits	**1,101,948**	1,070,535	1,015,113
Occupancy and equipment	**164,721**	132,032	173,374
Data processing	**259,034**	152,300	140,541
Professional fees	**63,141**	53,843	54,854
Other	**297,424**	398,985	317,195
Total non-interest expense	**1,886,268**	1,807,695	1,701,077
Income before income taxes	**940,168**	973,460	1,288,910
INCOME TAX EXPENSE	**341,750**	391,000	465,510
Net income	**$ 598,418**	$ 582,460	$ 823,400
BASIC EARNINGS PER SHARE	**$.83**	$.70	$.91
DILUTED EARNINGS PER SHARE	**$.78**	$.67	$.87
AVERAGE SHARES OUTSTANDING—BASIC	**719,430**	828,129	909,123
AVERAGE SHARES OUTSTANDING—DILUTED	**763,227**	867,789	946,128

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

	Common Stock	ADDITIONAL Paid-In Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
BALANCE, September 30, 1997	$11,374	$10,786,689	$6,445,252	$(2,736,893)	$ 0	$(36,305)	$14,470,117	
Comprehensive income:								
Net income	0	0	823,400	0	0	0	823,400	$823,400
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	53,929	53,929	53,929
								$877,329
Amortization of unearned compensation	0	21,158	0	225,213	0	0	246,371	
Repurchase of stock for stock plan trusts	0	0	0	(563,120)	0	0	(563,120)	
Purchase of treasury stock	0	0	0	0	(830,891)	0	(830,891)	
Contribution to plan trust	0	0	0	(696,276)	0	0	(696,276)	
Dividends declared ($2.7250 per share)	0	0	(2,403,003)	0	0	0	(2,403,003)	
BALANCE, September 30, 1998	11,374	10,807,847	4,865,649	(3,771,076)	(830,891)	17,624	11,100,527	
Comprehensive income:								
Net income	0	0	582,460	0	0	0	582,460	$582,460
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	(84,073)	(84,073)	(84,073)
								$498,387
Amortization of unearned compensation	0	12,985	0	241,334	0	0	254,319	
Purchase of treasury stock	0	0	0	0	(623,971)	0	(623,971)	
Contribution to plan trust	0	0	0	(286,913)	0	0	(286,913)	
Dividends declared ($2.7475 per share)	0	0	(2,290,364)	0	0	0	(2,290,364)	
BALANCE, September 30, 1999	11,374	10,820,832	3,157,745	(3,816,655)	(1,454,862)	(66,449)	8,651,985	
Comprehensive income:								
Net income	0	0	598,418	0	0	0	598,418	$598,418
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	11,625	11,625	11,625
								$610,043
Amortization of unearned compensation	0	7,770	0	312,109	0	0	319,879	
Purchase of treasury stock	0	0	0	0	(482,207)	0	(482,207)	
Contribution to plan trust	0	0	0	(51,030)	0	0	(51,030)	
Dividends declared ($.3300 per share)	0	0	(326,158)	0	0	0	(326,158)	
BALANCE, SEPTEMBER 30, 2000	$11,374	$10,828,602	$3,430,005	$(3,555,576)	$(1,937,069)	$(54,824)	$8,722,512	

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 598,418	$ 582,460	$ 823,400
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	49,170	47,100	84,746
Amortization and accretion on securities, net	4,555	37,681	39,634
Amortization of unearned compensation	319,879	254,319	246,371
Amortization of net deferred loan origination fees and costs	(55,335)	(56,735)	(70,023)
Provision (benefit) for deferred income taxes	(28,138)	(29,430)	(57,499)
Gain on sale of premises and equipment, net	0	0	(1,313)
Change in assets and liabilities:			
Decrease (increase) in income taxes receivable/payable	25,003	(112,639)	7,781
Increase (decrease) in accrued interest receivable	36,280	(60,062)	63,419
Decrease (increase) in other assets	399,835	(477,526)	230,184
Increase (decrease) in accrued interest payable	23,184	(7,000)	(12,043)
Increase (decrease) in accrued expenses and other liabilities	6,085	4,995	(280,250)
Total adjustments	780,518	(399,297)	251,007
Net cash provided by operating activities	1,378,936	183,163	1,074,407
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities/calls of investment securities available-for-sale	603,750	2,570,650	4,950,000
Proceeds from maturities/calls of investment securities held-to-maturity	500,000	500,000	500,000
Purchases of investment securities available-for-sale	(1,000,000)	(7,717,320)	0
Net loan repayments (originations)	(4,373,067)	1,003,475	(2,777,474)
Proceeds from maturities of mortgage-backed securities available-for-sale	1,286,466	2,256,160	1,647,192
Proceeds from maturities of mortgage-backed securities held-to-maturity	51,099	581,978	1,183,680
Purchases of mortgage-backed securities available-for-sale	0	0	(2,141,930)
Capital expenditures	(425,240)	(64,940)	(35,007)
Proceeds from sale of fixed assets, net	0	0	199,430
Net cash provided by (used in) investing activities	(3,356,992)	(869,997)	3,525,891
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in deposits	1,327,124	(1,653,005)	(317,608)
Repurchase of stock for stock plan trusts	0	0	(563,120)
Contributions to plan trusts	(51,030)	(286,913)	(696,276)
Payment of dividends	(330,129)	(2,222,214)	(2,488,304)
Purchase of treasury stock	(482,207)	(623,971)	(830,891)
Net cash provided by (used in) financing activities	463,758	(4,786,103)	(4,896,199)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,514,298)	(5,472,937)	(295,901)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,118,426	9,591,363	9,887,264
CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,604,128	$4,118,426	$9,591,363
SUPPLEMENTAL DISCLOSURES:			
Cash paid for:			
Interest on deposits	$2,229,515	$2,217,554	$2,438,062
Income taxes	396,000	480,000	510,979
Transfers from loans to real estate acquired through foreclosure	41,328	61,748	7,306
CHANGE IN UNREALIZED NET GAIN (LOSS) ON SECURITIES AVAILABLE-FOR-SALE, net of deferred taxes	$ 11,625	$ (84,073)	$ 53,929

The accompanying notes are an integral part of these consolidated statements.

SOUTHERN COMMUNITY BANCSHARES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Operations, and Principles of Consolidation

Southern Community Bancshares, Inc. (the "Company") was incorporated in the State of Delaware in July 1996, for the purpose of becoming a holding company to own all of the outstanding capital stock of First Federal Savings and Loan Association of Cullman (the "Association") upon the Association's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accounting for the Conversion was in a manner similar to that utilized in a pooling of interests.

The Association received its federal charter in 1905 and was converted to a federally chartered stock organization on December 23, 1996 through the sale of all of its common stock to the Company. The Association is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Association operates from its two offices in the primary market area of Cullman County, Alabama.

The accompanying consolidated financial statements include the accounts of the Company and the Association. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the thrift industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market area.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in banks, and federal funds sold. Federal funds are generally purchased and sold for one-day periods.

Investment and Mortgage-Backed Securities

Securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method. Management has the positive intent and the Company has the ability to hold these securities to maturity. Available-for-sale securities are carried at fair value, except for FHLB required stock holdings which are carried at cost, and include all equity securities and debt not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently have any trading securities.

Unrealized gains and losses for trading securities are included in earnings. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of retained earnings. Realized gains and losses for securities classified as either available-for-sale or held-to-maturity are reported in earnings based on the adjusted cost of the specific security sold.

Loans Receivable

Loans receivable are stated at their unpaid balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

The Company ceases accrual of interest on substantially all loans when payment on a loan is in excess of 90 days past due. An allowance is established by a charge to interest income equal to all interest previously accrued but unpaid. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is in accordance with the terms of the loan agreement; in which case the loan is returned to accrual status.

The allowance for loan losses is increased by charges to income and decreased by loan charge-offs, net of recoveries. The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, and the estimated value of the underlying collateral. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans and the carrying value of foreclosed real estate. Such agencies may require the Company to recognize adjustments to the allowances based on their judgments about information available to them at the time of their examinations.

Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the fair value of the loan is less than the recorded investment in the loan, the impairment is recorded through a provision added to the allowance for loan losses. Because the Company's loan portfolio primarily consists of one-to-four family residential mortgages and consumer installment loans that are evaluated collectively for impairment, the Company had no loans designated as impaired under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114 at September 30, 2000 or 1999.

Loan Origination Fees and Related Costs

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan over the remaining period to contractual maturity.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Costs to maintain or hold the property are expensed and amounts incurred to improve the property, to the extent that fair value is not exceeded, are capitalized. Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less the estimated costs to sell.

Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line and accelerated methods over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the life of the lease. The estimated useful lives of furniture, fixtures, and equipment range from 5 to 15 years and for building and improvements range from 5 to 33 years.

Income Taxes

The Company accounts for income taxes through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair values of derivatives will depend on their designation. In June 1999 the FASB issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133*. This statement amended the effective date of SFAS No. 133, and made it effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Given the Company's September 30 fiscal year-end, this statement was effective October 1, 2000. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Hedging Activities—An Amendment to FASB Statement No. 133*. This statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133, and amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. The impact of adoption of these new statements in fiscal 2001 was not significant.

Financial Statement Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. EARNINGS PER SHARE

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended September 30, 2000 and 1999. Common stock outstanding consists of issued shares less unallocated Employee Stock Option Plan ("ESOP") shares and shares owned by the Management Retention Plan ("MRP") and Stock Option Plan ("SOP") Trust.

The following table represents the earnings per share calculations for the years ended September 30, 2000, 1999, and 1998:

	Net Income	Shares	Per Share Amount
2000:			
Basic earnings per share	**$598,418**	**719,430**	**$.83**
Dilutive securities		**43,797**	
Diluted earnings per share	**$598,418**	**763,227**	**$.78**
1999:			
Basic earnings per share	$582,460	828,129	$.70
Dilutive securities		39,660	
Diluted earnings per share	$582,460	867,789	$.67
1998:			
Basic earnings per share	$823,400	909,123	$.91
Dilutive securities		37,005	
Diluted earnings per share	$823,400	946,128	$.87

3. INVESTMENT AND MORTGAGE-BACKED SECURITIES

Details of securities are as follows:

	September 30, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:				
U.S. Treasury and federal agencies	**$ 7,764,953**	**$ 0**	**$(56,121)**	**$ 7,708,832**
Federal Home Loan Bank stock	**350,400**	**0**	**0**	**350,400**
Investment securities	**8,115,353**	**0**	**(56,121)**	**8,059,232**
Mortgage-backed securities	**2,517,097**	**0**	**(30,899)**	**2,486,198**
Total	**$10,632,450**	**$ 0**	**$(87,020)**	**$10,545,430**
Held-to-maturity:				
Mortgage-backed securities	**$ 201,611**	**$2,428**	**$ 0**	**$ 204,039**

	September 30, 1999			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:				
U.S. Treasury and federal agencies	$ 7,267,357	$ 0	$ (66,834)	$ 7,200,523
Equity securities	100,000	0	0	100,000
Federal Home Loan Bank stock	350,400	0	0	350,400
Investment securities	7,717,757	0	(66,834)	7,650,923
Mortgage-backed securities	3,730,711	0	(38,640)	3,692,071
Total	$11,448,468	$ 0	$(105,474)	$11,342,994
Held-to-maturity:				
U.S. Treasury and federal agencies	$ 498,271	$ 0	$ (1,248)	$ 497,023
Investment securities	498,271	0	(1,248)	497,023
Mortgage-backed securities	253,163	5,305	0	258,468
Total	$ 751,434	$5,305	$ (1,248)	$ 755,491

The amortized cost and estimated fair value of securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations:

	September 30, 2000			
	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,999,953	$ 3,988,960	$ 0	$ 0
Due after one year through five years	3,250,000	3,209,872	0	0
Due after five years through ten years	500,000	495,000	0	0
Due after ten years	365,400	365,400	0	0
	8,115,353	8,059,232	0	0
Mortgage-backed securities	2,517,097	2,486,198	201,611	204,039
Total	$10,632,450	$10,545,430	$201,611	$204,039

All mortgage-backed securities were issued by either U.S. government agencies (Government National Mortgage Association) or government-sponsored enterprises (Federal Home Loan Mortgage Corporation or "Freddie Mac").

During the year ended September 30, 2000, the Company sold equity securities with a book value of $100,000 and fair value of $103,750. There were no other sales of securities during the years ended September 30, 2000, 1999, and 1998.

The Company has pledged U.S. government and government agency obligations totaling $3,235,000 at September 30, 2000 and 1999, as collateral against certain large deposits.

4. LOANS RECEIVABLE, NET

Loans receivable are summarized as follows:

	September 30, 2000	September 30, 1999
Mortgage loans:		
Secured by 1-4 family residences	$30,508,035	$26,821,223
Secured by nonresidential properties	9,644,291	8,316,234
Secured by multifamily properties	2,873,436	3,450,332
Construction loans	1,103,250	1,300,000
	44,129,012	39,887,789
Less:		
Undisbursed portion of mortgage loans	(194,516)	(658,135)
Net deferred loan origination fees	(140,216)	(134,872)
Total mortgage loans	43,794,280	39,094,782
Commercial loans	2,919,740	2,837,510
Consumer loans:		
Loans secured by automobiles	1,806,481	1,505,777
Loans secured by savings accounts	542,725	407,517
Other	955,988	1,772,822
Total consumer loans	3,305,194	3,686,116
Total loans	50,019,214	45,618,408
Less allowance for loan losses	808,263	780,524
Loans receivable, net	$49,210,951	$44,837,884

In the ordinary course of business, the Company makes loans to officers, directors, employees, and other related parties of the Company. Management believes that these loans are made on substantially the same terms as those prevailing for comparable transactions with others and that they do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at September 30, 2000 and 1999 were $783,000 and $756,000, respectively. During the year ended September 30, 2000, new loans totaled $132,000 and repayments were $105,000.

Activity in the allowance for loan losses is summarized as follows:

	2000	1999	1998
Balance at beginning of year	$780,524	$789,714	$805,964
Provision charged to income	0	0	0
Charge-offs	(15,908)	(22,577)	(23,917)
Recoveries	43,647	13,387	7,667
Balance at end of year	$808,263	$780,524	$789,714

The Company had loans on nonaccrual status of approximately $31,000, $140,000, and $103,000 at September 30, 2000, 1999, and 1998, respectively. Interest income foregone on these nonaccrual loans was not significant for fiscal years 2000, 1999, and 1998.

5. LOAN SERVICING

The Company services mortgage loans which had been sold to Freddie Mac in prior years. Mortgage loans serviced for Freddie Mac are not included in the accompanying statements of financial condition. Unpaid principal balances of serviced loans totaled $5,985,917 at September 30, 2000 and $6,290,739 at September 30, 1999. The serviced loans were sold without recourse. The Company did not sell any loans to Freddie Mac in the current year.

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	2000	1999
Investment securities	$ 79,117	$108,103
Mortgage-backed securities	15,681	22,104
Loans receivable	335,018	335,889
Total	$429,816	$466,096

7. PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:

	2000	1999
Land	$ 62,500	$ 62,500
Buildings and improvements	633,297	567,700
Leasehold improvements	30,166	30,166
Furniture, fixtures, and equipment	1,198,907	815,789
	1,924,870	1,476,155
Less accumulated depreciation and amortization	1,239,551	1,160,607
Net premises and equipment	$ 685,319	$ 315,548

8. DEPOSITS

Deposits are summarized as follows:

	September 30, 2000		September 30, 1999	
	Amount	Percent	Amount	Percent
Demand and NOW accounts, including noninterest-bearing deposits of $2,058,681 in 2000 and $94,349 in 1999	$13,364,843	24.2%	$ 9,983,510	18.5%
Money market accounts	952,849	1.7	892,280	1.6
Passbook savings	6,032,560	10.9	8,940,193	16.6
	20,350,252	36.8	19,815,983	36.7
Certificates of deposit, rates from 4.25% to 7.30% in 2000	34,880,927	63.2	34,088,072	63.3
Total	$55,231,179	100.0%	$53,904,055	100.0%

The aggregate amounts of jumbo certificates of deposit with a minimum denomination of $100,000 were $11,479,079 at September 30, 2000 and $7,661,021 at September 30, 1999.

Scheduled maturities of certificates of deposit are as follows:

Years Ending September 30,	Amount
2001	$26,268,850
2002	4,893,898
2003	1,212,584
2004	2,174,118
2005	331,477
	$34,880,927

Interest expense on deposits at September 30 are summarized as follows:

	2000	1999	1998
NOW accounts	$ 210,311	$ 226,866	$ 252,214
Money market accounts	48,617	46,205	55,839
Passbook savings	169,824	175,965	216,857
Certificates of deposit	1,823,948	1,765,486	1,903,411
Withdrawal penalties	(2,452)	(3,968)	(2,302)
Total	$2,250,248	$2,210,554	$2,426,019

9. INCOME TAXES

The provisions for income taxes for the years ended September 30 are as follows:

	2000	1999	1998
Current:			
Federal	$324,474	$373,646	$431,664
State	45,414	46,784	91,345
	369,888	420,430	523,009
Deferred:			
Federal	(25,036)	(25,609)	(47,805)
State	(3,102)	(3,821)	(9,694)
	(28,138)	(29,430)	(57,499)
Total	$341,750	$391,000	$465,510

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes for the years ended September 30 were as follows:

	2000	1999	1998
Expected income tax expense at statutory federal tax rate	$330,976	$330,976	$438,229
Increase (decrease) resulting from:			
State income tax, net of federal benefit	27,926	28,309	53,890
Tax-exempt interest income	(15,039)	(12,549)	(23,302)
Other, net	(2,113)	44,264	(3,307)
	$341,750	$391,000	$465,510
Effective rate	36%	40%	36%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at September 30 that give rise to significant portions of the net deferred tax asset relate to the following:

	2000	1999
Allowance for loan losses for financial reporting	$311,991	$288,794
Unrealized loss on securities available for sale	32,196	39,025
Management recognition plan	56,700	41,261
Other	29,877	36,870
Deferred tax asset	430,764	405,950
Allowance for loan losses for the tax reserve in excess of base year	(29,659)	(35,378)
Depreciation	(26,933)	(10,034)
Other	(79,822)	(31,211)
Deferred tax liability	(136,414)	(76,623)
Net deferred tax asset	$294,350	$329,327

Thrift institutions, in determining taxable income, had historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The 1996 Small Business Job Protection Act repealed the tax bad debt reserve method for thrifts and required recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. The Association is expected to recapture approximately $38,745; $15,072 tax effected, of its tax bad debt reserves into taxable income over the remaining period as a result of this law. The recapture has no effect on the Association's financial statements because the related tax expense has already been accrued. The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves.

10. REGULATORY MATTERS

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2000 and 1999, the Association meets all capital adequacy requirements to which it is subject.

As of September 30, 2000 and 1999, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Association:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
September 30, 2000:						
Total capital (to risk weighted assets)	$9,342	23.6%	$3,169	8.0%	$3,962	10.0%
Tier 1 (core) capital (to risk weighted assets)	8,845	22.3	1,585	4.0	2,377	6.0
Tier 1 (core) capital (to adjusted total assets)	8,845	13.7	2,579	4.0	3,223	5.0
Tangible capital (to adjusted total assets)	8,845	13.7	967	1.5	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
September 30, 1999:						
Total capital (to risk weighted assets)	$8,356	22.3%	$2,992	8.0%	$3,740	10.0%
Tier 1 (core) capital (to risk weighted assets)	7,886	21.1	1,496	4.0	2,244	6.0
Tier 1 (core capital (to adjusted total assets)	7,886	12.6	2,496	4.0	3,119	5.0
Tangible capital (to adjusted total assets)	7,886	12.6	936	1.5	N/A	N/A

The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the Office of Thrift Supervision ("OTS"):

	2000	1999
Stockholder's equity	$ 8,790	$ 7,820
Unrealized loss on securities available for sale	55	66
Tangible and Tier 1 capital	8,845	7,886
Allowance for loan losses	497	470
Total risk-based capital	$ 9,342	$ 8,356
Total assets	$64,413	$62,322
Adjusted total assets	64,468	62,388
Total risk weighted assets	39,615	37,397

Pursuant to OTS regulations, an institution that exceeds fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At September 30, 2000, dividend payments by the Association were subject to regulatory approval.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Association leases property utilized as a branch office under a long-term lease that expires March 31, 2005, at an annual rental of $15,409 plus taxes and maintenance. The Association has two 5-year options to renew with rentals adjusted to the consumer price index. Rent expense under this lease totaled $15,409 for the year ended September 30, 2000. Remaining commitments under the lease agreement total $69,341 through fiscal year 2005.

Financial Instruments With Off-Balance-Sheet Risk

The Association does not engage in transactions involving options, standby letters of credit, financial guarantees, interest-rate swaps, and forward and future contracts. Further, the Association does not routinely issue loan commitments, other than undisbursed portions of construction loans, and had none outstanding at September 30, 2000 and 1999.

Significant Group Concentrations of Credit Risk

The majority of the Association's business activity is with customers located in Cullman County and surrounding areas. While this area is heavily involved in agribusiness activities, there is significant diversified industry with no heavy concentration in any one industry.

Litigation

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

12. EMPLOYEE RETIREMENT AND SAVINGS PLANS

Employee Stock Ownership Plan (ESOP")

In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 90,988 shares of the Company's common stock with the proceeds of a $909,800 note payable to the Company and secured by the Common Stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through 2006. Impact of this financing is eliminated in the consolidated financial statement presentation. During fiscal 1999, the ESOP purchased 46,700 shares of Company stock with proceeds from a special dividend paid by the Company on all outstanding shares.

Expense related to the ESOP was approximately $124,000, $104,000, and $160,000 for 2000, 1999, and 1998, respectively. Unearned compensation related to the ESOP was approximately $850,000 and $1 million at September 30, 2000 and 1999, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. At September 30, 2000 and 1999, the ESOP Trust held approximately 98,000 and 109,000 unallocated shares, respectively.

Management Recognition Plan ("MRP")

During fiscal 1998, the Association established a MRP which purchased 45,494 shares of the Company's common stock on the open market subsequent to the Conversion. During 1999, the Company purchased an additional 6,893 shares. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $188,000, $137,000, and $134,000 for 2000, 1999, and 1998, respectively. Unearned compensation related to the MRP approximated $579,000 and $750,000 for 2000 and 1999, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP during 1998 were for the purchase of shares for grants during the year. The amount of the contributions which equaled the share price on the date of grant was debited to unearned compensation. The difference between the share repurchase price and the price on the date of grant was debited to additional paid-in capital. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees are debited to unearned compensation. At September 30, 2000 and 1999, the MRP Trust held approximately 35,000 and 45,000 shares of stock, respectively.

13. STOCK-BASED COMPENSATION PLANS

The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price approximates the fair value of the stock at the date of grant, no compensation cost is recognized.

The Company has adopted the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock, and stock appreciation rights.

Under the Option Plan, the Company may grant options up to 113,735 shares and during 2000 did not grant any options shares through September 30, 2000. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service.

Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended September 30, 2000 and 1999:

	2000	1999
Net income:		
As reported	**$598,418**	$582,460
Pro forma	**385,800**	454,945
Earnings per share:		
As reported:		
Basic	**$0.83**	$0.70
Diluted	**0.78**	0.67
Pro forma:		
Basic	**0.54**	0.55
Diluted	**0.51**	0.52

At September 30, 2000 and 1999, the Option Plan Trust held 129,650 shares of the Company's stock which were purchased on the open market. The shares were purchased for the future exercise of options. The purchase price of the shares was recognized as unearned compensation. Unearned compensation related to the Option Plan was approximately $2.1 million at September 30, 2000 and 1999, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at September 30, 2000 and 1999 and the changes during the year then ended is as follows:

	2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**107,928**	**$15.50**	107,928	$15.50
Granted	**0**	**0.00**	0	0.00
Forfeitures	**0**	**0.00**	0	0.00
Exercised	**0**	**0.00**	0	0.00
Outstanding at end of year	**107,928**	**$15.50**	107,928	$15.50
Exercisable at end of year	**35,976**	**13.50**	21,586	$13.50
Weighted average fair value of the options granted	**N/A**		**N/A**	

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of September 30, 2000. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Investment and Mortgage-Backed Securities

Fair values for investment securities are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

Loans Receivable, Net

For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest bearing demand, savings, and money market savings), are, as required by SFAS No. 107, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities.

Commitments to Extend Credit

The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists and because such fee income is not material to the Company's financial statements at September 30, 2000 and 1999, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the statement of condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, accrued interest receivable and payable, and similar assets. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of September 30, 2000 and 1999, are summarized below:

	2000		1999	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Investment securities available-for-sale	$ 8,059,232	$ 8,059,232	$ 7,650,923	$ 7,650,923
Mortgage-backed and related securities available-for-sale	2,486,198	2,486,198	3,692,071	3,692,071
Investment securities held-to-maturity	0	0	498,271	497,023
Mortgage backed and related securities held-to-maturity	201,611	204,039	253,163	258,468
Loans, net	49,210,951	49,413,274	44,837,884	44,389,505
Financial Liabilities:				
Deposits	55,231,179	55,144,847	53,904,055	51,747,893

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

15. STOCK CONVERSION

On December 23, 1996, the Conversion of the Bank from a federally chartered mutual institution to a federally chartered stock savings bank through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,137,350 shares of common stock, par value $.01 per share, at an initial price of $10 per share in subscription and community offerings. Costs associated with the Conversion were approximately $575,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock.

In connection with the Offering, the Association established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Association. Pursuant to Office of Thrift Supervision ("OTS") regulations, the Association will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

16. PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of Southern Community Bancshares, Inc. (the "Parent Company") as of and for the years ended September 30, 2000 and 1999 are presented below:

Statements of Financial Condition

September 30, 2000 and 1999

(Dollar amounts in thousands)

	2000	1999
ASSETS:		
Cash and cash equivalents	$ 261	$ 384
Securities available for sale	0	100
Loans receivable	97	99
Investment in subsidiary	8,765	7,954
Other assets	1	502
Total assets	$ 9,124	$ 9,039
LIABILITIES:		
Other liabilities	$ 65	$ 80
Due to subsidiary	337	307
STOCKHOLDERS' EQUITY:		
Common stock	11	11
Additional paid-in capital	10,829	10,821
Retained earnings	3,430	3,158
Unearned compensation	(3,556)	(3,817)
Treasury stock, at cost	(1,937)	(1,455)
Unrealized gain on securities available for sale, net	(55)	(66)
Total stockholders' equity	8,722	8,652
Total liabilities and stockholders' equity	$ 9,124	$ 9,039

Statements of Income

For the Years Ended September 30, 2000 and 1999

(Dollar amounts in thousands)

	2000	1999
DIVIDENDS FROM SUBSIDIARY	$ 0	$3,800
INTEREST INCOME	10	25
OTHER INCOME	4	
OPERATING EXPENSE	75	142
LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS	(61)	3,683
INCOME TAX (BENEFIT) EXPENSE	0	0
INCOME (LOSS) BEFORE CONSIDERATION OF DISTRIBUTION OF CURRENT YEAR SUBSIDIARY EARNINGS	(61)	3,683
DISTRIBUTION (IN EXCESS OF) UNDER EQUITY BASIS EARNINGS OF SUBSIDIARY	659	(3,101)
Net income	$598	$ 582

Statements of Cash Flows

For the Years Ended September 30, 2000 and 1999

(Dollar amounts in thousands)

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ **598**	$ 582
Distribution (in excess of) under equity basis earnings of subsidiary	**659**	(3,101)
	(61)	3,683
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in loans receivable	**2**	(99)
(Increase) decrease in other assets	**501**	(490)
Increase (decrease) in due to subsidiary	**30**	76
Increase (decrease) in other liabilities	**164**	12
Net cash provided by (used in) operating activities	**636**	3,182
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of securities available for sale	**104**	0
Net cash provided by (used in) investing activities	**104**	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of treasury stock	**(482)**	(624)
Contributions to subsidiary	**0**	(58)
Contributions to plan trusts of the Association	**(51)**	(287)
Dividends paid	**(330)**	(2,222)
Net cash provided by (used in) financing activities	**(863)**	(3,191)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(123)**	(9)
CASH AND CASH EQUIVALENTS, beginning of year	**384**	393
CASH AND CASH EQUIVALENTS, end of year	$ **261**	$ 384